Exhibit 3.3

SERIES DESIGNATION OF

LANDA APP 3 LLC - 24 DITMARS STREET BROOKLYN NY LLC,

A SERIES OF LANDA APP 3 LLC

In accordance with the Limited Liability Company Agreement of Landa App 3 LLC, a Delaware series limited liability company (the “Company”), dated January 7, 2022 (the “Agreement”), and upon the completion of this Series Designation by the Company and Landa Holdings, Inc. in its capacity as manager of the Company and of the Series, this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Landa Series 24 Ditmars Street Designation”.

Name of Series	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC (“Landa Series 24 Ditmars Street”), a protected series of the Company (the “Series”).

Effective Date of Establishment	January 7, 2022

Property	The Property located at 24 Ditmars Street, Brooklyn, NY, 11221

Manager	Landa Holdings, Inc.

Management Fee and Other Fees	A monthly management fee expected to be 8% of the Gross Monthly Rent The Monthly Management Fee may be change at any time, in the sole discretion of the Manager, but at no time, will it exceed 10% of the Gross Monthly Rent.

Issuance	The maximum number of membership interest, or “Shares,” the Series can issue is 100,000.

Fiscal Year End	December 31

Broker of Record	Dalmore Group, LLC

Broker Fees	1%, in cash, of the purchase price of the Shares sold in the offering of the Series’ Shares.

Liquidation	As set forth in the Agreement

Other	N/A